Securities and Exchange Commission
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of MAY 2022	Commission File Number 1-11854
NATUZZI S.p.A.
(Translation of registrant’s name into English)
Via Iazzitiello 47 70029 Santeramo, Italy
(Address of principal office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒ Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐ No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Natuzzi Filed Its Annual Report on Form 20-F With the SEC

SANTERAMO IN COLLE, Bari, Italy--(BUSINESS WIRE)--May 2, 2022--Natuzzi S.p.A. (NYSE:NTZ) (“Natuzzi” or the “Company”) announced today that it filed its annual report on Form 20-F (the “Annual Report”) for the fiscal year ended on December 31, 2021 with the U.S. Securities and Exchange Commission (“SEC”). The Annual Report is available on the Company’s website www.natuzzi.com within the Investor Relations page (http://natuzzigroup.com/en-EN/ir/investors.html), under the “SEC Filings” section.

The Company’s shareholders can request a hard copy of the Annual Report, which includes the audited consolidated financial statements, free of charge, by contacting the Company at pdirenzo@natuzzi.com.

About Natuzzi S.p.A.

Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. is one of the most renowned brands in the production and distribution of design and luxury furniture. With a global retail network of 651 mono-brand stores and 563 galleries as of December 31, 2021, Natuzzi distributes its collections worldwide. Natuzzi products embed the finest spirit of Italian design and the unique craftmanship details of the “Made in Italy”, where a predominant part of its production takes place. Natuzzi has been listed on the New York Stock Exchange since May 13, 1993. Always committed to social responsibility and environmental sustainability, Natuzzi S.p.A. is ISO 9001 and 14001 certified (Quality and Environment), ISO 45001 certified (Safety on the Workplace) and FSC® certified (Forest Stewardship Council).

Contacts

For information:
Natuzzi Investor Relations
James Carbonara | tel. +1 (646)-755-7412 | james@haydenir.com
Piero Direnzo | tel. +39 080-8820-812 | pdirenzo@natuzzi.com

Natuzzi Corporate Communication
Giacomo Ventolone (Press Office) | tel. +39.335.7276939 | gventolone@natuzzi.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NATUZZI S.p.A.

(Registrant)

Date:	MAY 2, 2022	By:	/s/ Pasquale Natuzzi
Pasquale Natuzzi